Exhibit 16.1

March 28, 2003

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for California Steel Industries, Inc. and under the date of January 17, 2003, we reported on the consolidated financial statements of California Steel Industries, Inc. as of and for the years ended December 31, 2002 and 2001. On March 25, 2003, our appointment as principal accountants was terminated. We have read California Steel Industries, Inc.'s statements included under Item 4 of its Form 8-K/A dated March 28, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with California Steel Industries, Inc.'s statements in the fifth paragraph of such Item 4.

Very truly yours,

/s/ KPMG LLP